UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)



                                  FOSSIL, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    349882100
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP No.349882100                 Schedule 13G                Page 2 of 4 Pages


1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tom Kartsotis

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                   5      SOLE VOTING POWER             9,027,867

    NUMBER OF

      SHARES
                   6      SHARED VOTING POWER           0
   BENEFICIALLY

     OWNED BY
                   7      SOLE DISPOSITIVE POWER        9,027,867
       EACH

    REPORTING
                   8      SHARED DISPOSITIVE POWER      0
   PERSON WITH


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,027,867

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [X]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         28.1%(2)

12       TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.349882100                 Schedule 13G                Page 3 of 4 Pages

Item 1.

         (a)      Name of Issuer:
                  ---------------

                  Fossil, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  2280 N. Greenville Avenue
                  Richardson, Texas 75082

Item 2.

         (a)      Name of Person Filing:
                  ----------------------

                  Tom Kartsotis

         (b)      Address of Principal Business Office or, if none, Residence:
                  ------------------------------------------------------------

                  2280 N. Greenville Avenue
                  Richardson, Texas 75082

         (c)      Citizenship:
                  ------------

                  United States of America

         (d)      Title of Class of Securities:
                  -----------------------------

                  Common Stock, $.01 par value

         (e)      CUSIP No.:
                  ----------

                  349882100

Item 3.  Not Applicable

Item 4.  Ownership.
         ----------

         (a)   Amount Beneficially Owned:
               --------------------------

               10,172,700(1)

         (b)   Percent of Class:
               -----------------

               31.7%(2)

         (c)   Number of Shares as to Which Such Person Has:
               ---------------------------------------------

               (i)  sole power to vote or to direct the vote:

                    10,172,700(1)

              (ii)  shared power to vote or to direct the vote:

                    0

             (iii)  sole power to dispose or to direct the
                    disposition of:

                    10,172,700(1)

              (iv) shared power to dispose or to direct the disposition of:

                    0

Item 5.  Ownership of Five Percent or Less of a Class.
         ---------------------------------------------

         Not Applicable

----------------------
(1) Includes 1,130,175 shares owned by Lynne Kartsotis, wife of Tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership, and 14,658 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis, a minor.

(2)  Based on 32,090,598 shares issued and outstanding as of December 31, 1999.

CUSIP No.349882100                 Schedule 13G                Page 4 of 4 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------

         Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which
         ---------------------------------------------------------
         Acquired the Security Being Reported on by the Parent Holding
         -------------------------------------------------------------
         Company.
         --------

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.
         ----------------------------------------------------------

         Not Applicable

Item 9.  Notice of Dissolution of Group.
         -------------------------------

         Not Applicable

Item 10. Certification.
         --------------

         Not Applicable

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2000.

                            Signature:  /s/ Tom Kartsotis
                                        -----------------